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                           SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of January, 2004

                             Polyair Inter Pack Inc.
                (Translation of registrant's name into English)

                   258 Attwell Drive, Toronto, Ontario M9W 5B2
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Included in this Report on Form 6-k:
Press Release, January 21, 2004
Interim MD & A, January 21, 2004
Interim Financial Statements, January 21, 2004
Early Warning Report, January 27, 2004
Press Release, January 27, 2004

PRESS RELEASE, JANUARY 21, 2004


POLYAIR INTER PACK ANNOUNCES FOURTH QUARTER AND FISCAL
2003 EARNINGS

TORONTO, January 22, 2004 - Polyair Inter Pack Inc. (TSE/AMEX: PPK), a packaging and pool products manufacturer, today reported fourth quarter net income of $1.5 million or $0.22 per diluted share on total sales of $37.6 million for the quarter ended October 31, 2003, compared with net income of $1.9 million or $0.29 per diluted share on total sales of $34.2 million in the quarter ended October 31, 2002.

2003 Highlights:

* Annual Sales increased by 19.5% to $142.7 million, up from $119.5 million in 2002.Fourth quarter sales increased 9.8% to $37.6 million, up from $34.2 million in the same period in 2002

* Annual EBITDA remained relatively unchanged at $15.2 million. Fourth quarter EBITDA decreased by 21.3% to $4.3 million, down from $5.5 million in the same period in 2002. During the fourth quarter of 2003, the company incurred approximately $1 million in one time expenses related to the acquisition and consolidation of Jacuzzi Inc. operations

* Post acquisition Debt Capitalization as at October 31, 2003 was 48.3% up from 43.9% in the prior year. Total net debt increased by $12.9 million to $31.8 million as at October 31, 2003, up from $18.9 million in the previous year.

*    Purchased   swimming  pool  assets  of  Jacuzzi  Inc.  which   historically
     contributed $55.0 million in annual sales.

* PXL commenced operation to manufacture cross-linked foam bun stock used in the automotive, medical, and leisure industries.

                                 3 Months Ended                          12 Months Ended
                           October 31       October 31       %        October 31  October 31           %
                                2003          2002        Change        2003          2002          Change
Sales
Packaging
 Products                     24,953        24,160          3.3%       89,540        85,324           4.9%

Pool
Products                      12,647        10,081         25.5%       53,236        34,186          55.7%

Total
Sales                         37,600        34,241          9.8%      142,776       119,510          19.5%

Earnings
before Interest,
Taxes,
Depreciation
and
Amortization
(EBITDA)*                      4,326         5,496        (21.3%)      15,235        15,269          (0.2%

Net Income                     1,513         1,850        (18.2%)       4,730         4,449           6.3%

Earnings Per
Share - Basic                $  0.24       $  0.30        (20.0%)     $  0.76       $  0.72           5.6%
      - Diluted              $  0.22       $  0.29        (24.1%)     $  0.72       $  0.71           1.4%

* This represents Operating Profit plus Depreciation & Amortization as reported in the Company's financial statements.

All amounts are expressed in thousands of U.S. dollars except for per share amounts.

Management's perspective

The acquisition of Atlantic/Jacuzzi's product lines altered the earning's cycle for Polyair as the growing Pool segment is a more cyclical business as compared to the Packaging segment. The fourth quarter is impacted by the negative contribution of the Pool Division. Conversely, the second and third quarters should benefit by increased volumes in the Pool Division during spring and summer months. During the fourth quarter the Company incurred significant one-time expenses, which were all related to the acquisition. The Company contracted to have product manufactured by the vendor, Jacuzzi Inc. in order to ensure supply through the post acquisition transition period. The Atlantic/Jacuzzi operations were moved into the new 310,000 ft. facility in Toronto, which is now fully operational and dedicated to the pool equipment and swimming pool product lines. The over one million dollars of costs incurred relating to these events, during this last quarter, will not be reoccurring in future years. "

This past year and particularly this last quarter was pivotal for the Company", commented Henry Schnurbach, Polyair Inter Pack President and Chief Executive Officer. "The slow economy and inclement spring weather of 2003 did not hinder the Company's ability to grow, expand, and increase our net operating profit. We believe the strategic purchase of selected swimming pool assets from Jacuzzi Inc., should at a minimum triple our future pool division revenues. The acquisition further increased our seasonally adjusted workforce by over 300 people, however the fourth quarter was impacted by substantial cost incurred as a result of relocating facilities and consolidating operations."

Mr. Schnurbach continued, "With the operations and resources now in place and most of the integration costs behind us, we believe the Company is well positioned to take our Pool segment performance to a higher sales level. This Pool segment, along with the growth opportunities in the protective packaging sector, bodes well for Polyair's future."

Stock repurchase program

During the fourth quarter the Company did not purchase any of its common stock. Year to date, Polyair has purchased a total of 120,000 shares of stock under its Normal Course Issuer bid that expired in November 2003.

Conference Call

The Company will host a conference call on Thursday January 22, 2004 at 4:15 pm (Eastern Daylight Time) to review the operating results. Polyair invites all those interested in hearing management's discussion of the quarter to join the call by dialing 1-800-915-4836 in the U.S. and Canada. International participants may access the call by dialing 1-973-317-5319. A replay will be available for one week following the call by dialing 1-800-428-6051 (U.S. and Canada) or 1- 973-709-2089 (International) and entering access code 328176 when prompted.

Polyair Inter Pack Inc. (www.polyair.com and www.cantar.com), through its Polyair Group manufactures protective packaging; through its Cantar and Atlantic Groups the company manufactures swimming pool products, which are sold through a network of some 3,000 distributors across North America. Polyair operates twelve manufacturing facilities, seven of which are based in the United States where last year, the Company generated approximately 79% of its annual sales. The shares are listed on both the Toronto Stock Exchange and the American Stock Exchange under the symbol "PPK".

Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

For further information contact:
Tom Caden or Dian Griesel                             Wendy Smith
The Investors Relations Group                         Shareholder Administrator
Phone: (212) 825-3210                                 Phone: (416) 740-2687
Email: theproteam@aol.com                             Email: wsmith@polyair.com

INTERIM MD & A, January 21, 2004

POLYAIR INTER PACK INC
FOURTH QUARTER 2003 RESULTS
OCTOBER 31, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

Results of Operations

The company's net sales increased 9.8% to $37.6 million in the fourth quarter and 19.5% to $142.8 million in the year ending 2003 compared to similar periods in fiscal 2002. The increase in net sales is a result of organic growth in the packaging segment and the Jacuzzi/Atlantic acquisition in the pool segment.

Sales of packaging products for the fourth quarter increased 3.3% to $25.0 million from $24.2 million in the comparable 2002 period. For the twelve months ended, sales of packaging products increased 4.9% to $89.5 million from $85.3 million in the comparable 2002 period. Sales of products through the retail network and ebusiness continued to be the major contributors to the increase in packaging sales.

Sales of pool products for the fourth quarter increased 25.5% to $12.6 million from $10.1 million in the comparable 2002 period. For the twelve months ended, pool product sales increased 55.7% to $53.2 million from $34.2 million in the comparable 2002 period. Sales increased due to the addition of the above ground, pump & filter product lines acquired in the Jacuzzi/Atlantic asset purchase.

Gross profit for the fourth quarter increased by 3.1% to $9.0 million from $8.7 million in the comparable 2002 period. For the twelve months ended, gross profit increased 15.5% to $32.7 million from $28.4 million in the comparable 2002 period. As a percentage of sales, gross profit for the fourth quarter decrease to 23.9% compared to 25.5% in the previous year. For the twelve months ended, gross margin as a percent of sales decreased to 22.9% compared to 23.7% for the same period in 2002. The decrease was due to the lower gross margin on the Atlantic / Jacuzzi sales, as the company absorbed costs related to the acquisition and integration of the these product lines. The company contracted to have product manufactured by the vendor in order to ensure supply through the post acquisition period. The Atlantic/Jacuzzi operations were moved into the new 310,000 ft. facility in Toronto, which is operational and dedicated to the pool equipment and swimming pool product lines. Approximately one million dollars of cost incurred this last quarter will not be recurring in future years. Gross margin before the non-recurring costs would have been 26.6% for the fourth quarter and 23.6% for the full year. Selling and administrative expenses for the fourth quarter increased by 19.7% to $6.3 million from $5.3 million in the comparable 2002 period. For the twelve months ended, selling and administrative expenses increased by 23% to $23.4 million from $19.1 million in the comparable 2002 period. As a percentage of sales, selling and administrative expenses for the fourth quarter increased to 16.8% from 15.4% during the same period in 2002. For the twelve months, selling and administrative expenses as a percent of sales, increased to 16.4% from 16.0% during the same period in 2002. The fourth quarter increase is due to the incremental costs of the acquired business and the seasonality of the pool segment sales.

Net interest expense increased in the fourth quarter of 2003 to $489,000 from $406,000 in the comparable period of 2002. Net interest expense for the twelve months of 2003 decreased to $1.6 million from $1.7 million in the comparable period of 2002. The increase in the fourth quarter was due to higher borrowings, required to finance the increased working capital relating to the acquired business. Year to date interest expense decreased due to reduced average borrowings during the year and a lower average interest rates.

Liquidity and Capital Resources

The company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

On May 8th, 2003, the Company acquired certain assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operation have been consolidated from the date of acquisition. The purchase price cost was allocated to the fair value of the net assets. The final purchase cost was financed through cash and the issuance of a $5.0 million six-year 6% note to the seller, convertible into 598,802 shares of PPK's stock at a price per share of $8.35 US. The note is convertible at the option of holder any time after March 31st, 2004. The note can be settled, at the option of the Company, after March 31, 2006 through payment of cash or insurance 598,802 fully paid and non-assessable Series A preference shares. The effect of the conversion on earnings per share as at October 31, 2003, based on weighted average shares (diluted) of 7,052,477, would result in a decrease of $0.06 per share.

Working Capital as at October 31, 2003 increased by $3.9 million to $14.3 compared to $10.4 million in the prior year. The acquisition of the Jacuzzi / Atlantic assets and product lines had a significant impact on the year end balance sheet as at October 21, 2003. Total Accounts Receivable increased by $8.2 million from the prior year with $7.2 million related to the acquired business. Total Inventory increased by $19.2 million from the prior year with $13.3 million related to the acquired business. The remaining increase is due to a carryover of pool product finished goods, as sales were below expectations in the fall season, increase in the cost of resin and a corporate decision to increase inventory levels to service expected customers demand. Accounts payable and accrued liabilities increased by $10.5 million over the prior year with $7.9 million related to the acquired business.

The company's total debt, net of cash and short-term investments and the convertible note, increased by $12.9 million as at the end of fiscal 2003 to $31.8 million compared to $18.9 million at the prior year end. The increase is due to the $13.1 million increase in the bank indebtedness required to finance the working capital demands related to the acquired business, higher inventory levels as noted above and the start up of PXL Cross Linked Foam Corp., the joint venture that began production this past May. The purchase of new equipment for $8.9 million and the acquisition of the Jacuzzi / Atlantic assets were mainly financed through cash generated from operations.

In May 2003, the borrowing facility was amended in order to finance the post acquisition operations. The amended facility provides a flexible operating line of credit to meet the seasonal working capital requirements up to a maximum of $60.0 million with availability determined monthly based on eligible accounts receivable, inventory less amounts reserved for letters of credit to support IRB commitments and other banking reserves in the normal course. Based on October 31, 2003 balances, the available line of credit is $25.8 million with $13.1 million drawn on the line of credit. The unused available working capital line of credit is approximately $7.0million. The line of credit is subject to an unused credit facility fee of 0.375% per annum on the undrawn balance. The Company has capital equipment term loans of $11.7 million outstanding (2002 - $13.0 million) at October 31, 2003.

During the fourth quarter the Company did not purchase any of its common stock. Year to date, Polyair has purchased a total of 120,000 shares of stock under its Normal Course Issuer Bid, which expired in November 2003. Average price of stock purchased was at a cost of USD $5.35.


Certain information included in this document contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and the success of certain product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of Polyair Inter Pack Inc.

INTERIM FINANCIAL STATEMENTS, JANUARY 21, 2004

POLYAIR INTER PACK INC. - FOURTH QUARTER RESULTS, 2003
CONSOLIDATED BALANCE SHEETS

                                                 AS AT               AS AT
(in thousands of United States dollars)         OCTOBER 31         OCTOBER 31
                                                  2003               2002
_______________________________________________________________________________
ASSETS
Current Assets:
         Cash and cash equivalents             $    888           $  2,998

         Accounts receivable,
         net of allowance
         for doubtful accounts                   24,006             15,840
         Due from joint venture                     826                315
         Income taxes receivable                    111                252
         Inventory                               30,022             10,825
         Prepaid expenses
         and other                                2,175                605
         Future income tax assets                 1,492                885
---------------------------------------------------------------------------
                                                 59,520             31,720


Capital assets, net                              37,790             33,425

Future income tax assets                          1,369                519

Intangible and other assets, net                  1,929              1,747
--------------------------------------------------------------------------
                                               $100,608           $ 67,411
===========================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
         Bank indebtedness                     $ 13,130           $      -
         Accounts payable                        14,195              9,192
         Accrued liabilities                     11,598              6,106
         Income taxes payable                     2,009              2,942
         Future income tax liabilities               62                  -
         Current portion of
         long-term debt                           4,191              3,064
---------------------------------------------------------------------------
                                                 45,185             21,304


Long-term debt                                   15,348             18,846

Other long-term liabilities                       1,324                  -
Convertible note (note 2)                         1,229                  -
Future income tax liabilities                     3,633              2,847

Shareholders' equity:
Convertible note (note 2)                         3,938                  -
Capital stock                                     9,938             10,021
Retained earnings                                18,869             14,614
Cumulative translation account                    1,144               (221)
---------------------------------------------------------------------------
Total                                            33,889             24,414
---------------------------------------------------------------------------
                                               $100,608           $ 67,411
===========================================================================
See accompanying notes to consolidated financial statements

POLYAIR INTER PACK INC. - FOURTH QUARTER RESULTS, 2003
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(3 months and 12 months ended October 31, 2003 and October 31, 2002) (in thousands of United States dollars)

                                             3 MONTHS ENDED                12 MONTHS ENDED
(UNAUDITED)                                2003           2002           2003           2002
Sales                               $    37,600    $    34,241    $   142,776    $   119,510
Cost of sales                            28,598         25,508        110,032         91,158
---------------------------------------------------------------------------------------------
Gross profit                              9,002          8,733         32,744         28,352

Expenses:
         Selling                          4,371          3,198         13,743         10,888
         General & administrative         1,937          2,072          9,691          8,190
--------------------------------------------------------------------------------------------
                                          6,308          5,270         23,434         19,078
--------------------------------------------------------------------------------------------

Operating profit                          2,694          3,463          9,310          9,274


Interest expense, net                       489            406          1,601          1,717
--------------------------------------------------------------------------------------------
Income before minority
interest and income taxes                 2,205          3,057          7,709          7,557

Minority interest                           (19)            15              6             13

Income taxes (recovery)
         Current                             44          1,732          2,356          3,631
         Future                             629           (510)           629           (510)
---------------------------------------------------------------------------------------------
                                            673          1,222          2,985          3,121
---------------------------------------------------------------------------------------------

Net income for the period                 1,513          1,850          4,730          4,449

Retained earnings,
beginning of period                      17,363         12,764         14,614         10,191

Premium on common
shares purchased for cancellation            96              -           (372)           (26)

Convertible note charge                    (103)             -           (103)             -
--------------------------------------------------------------------------------------------
Retained earnings, end of period    $    18,869    $    14,614    $    18,869    $    14,614
=============================================================================================

Income per share:
         Basic                      $      0.24    $      0.30    $      0.76    $      0.72
         Diluted                           0.22           0.29           0.72           0.71
---------------------------------------------------------------------------------------------

Weighted average number
 of shares outstanding:
         Basic                        6,123,385      6,223,300      6,113,022      6,206,311
         Diluted                      6,545,702      6,382,663      6,453,675      6,288,459
=============================================================================================


See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - FOURTH QUARTER RESULTS, 2003
CONSOLIDATED STATEMENTS OF CASH FLOWS
(3 months and 12 months ended October 31, 2003 and October 31, 2002) (in thousands of United States dollars)

                                                     3 MONTHS ENDED       12 MONTHS ENDED
(UNAUDITED)                                         2003        2002        2003        2002
---------------------------------------------------------------------------------------------
Cash provided by (used in):

Operating activities:
         Net income for the period              $  1,513    $  1,850    $  4,730    $  4,449
Items which do not involve cash:
         Depreciation & amortization               1,632       2,033       5,925       5,995
         Future income taxes                         629        (510)        629        (510)
         Minority interest                            (6)        (13)         (6)        (13)
---------------------------------------------------------------------------------------------
                                                   3,768       3,360      11,278       9,921

Change in non-cash operating working capital:
         Accounts receivable                       6,204        (172)     25,647         354
         Inventory                                   336       1,873      (2,857)      2,955
         Prepaid expenses and other (482)            412      (1,086)        168
Accounts payable and accrued liabilities          (5,694)     (2,884)       (708)        289
Income taxes payable/receivable                     (365)      1,861      (1,154)      3,140
---------------------------------------------------------------------------------------------
                                                   3,767       4,450      31,120      16,827

Financing activities:
         Increase in long-term debt                    -       4,343         585      18,373
         Decrease in long-term debt                 (754)     (3,139)     (3,285)    (17,346)
         Increase (decrease)
         in bank indebtedness                     (1,916)       (808)     12,550      (9,710)
         Common shares repurchased                   122           -        (559)        (63)
         Stock options exercised                      76         125         104         125
---------------------------------------------------------------------------------------------
                                                  (7,472)        521       9,395      (8,621)

Investing activities:
         Purchase and deposits on
         building and equipment                   (3,012)     (2,308)     (8,946)     (5,218)
         Acquisitions                              7,264           -     (32,122)          -
         Due from joint venture                      293        (313)       (411)       (313)
         Other                                       (45)       (201)       (272)       (474)
---------------------------------------------------------------------------------------------
                                                   4,500      (2,822)    (41,751)     (6,005)

Effect of foreign currency
 translation on cash balances                       (921)        (68)       (874)       (100)
---------------------------------------------------------------------------------------------
Increase (decrease) in cash
and cash equivalents                                (126)       2,08      (2,110)      2,101
Cash and cash equivalents,
beginning of period                                  429         917       2,998         897
---------------------------------------------------------------------------------------------
Cash and cash equivalents,
end of period                                   $    303    $  2,998    $    888    $  2,998
=============================================================================================

Supplemental cash flow information:
Cash paid during the period for:
         Interest paid                          $    577    $    204    $  1,428    $  1,480
         Income taxes paid,
         net of refunds                            1,064          24       4,275         618

Non-cash transactions:
         Non-cash consideration
         paid on acquisition                       6,829           -       6,829           -
=============================================================================================

See accompanying notes to consolidated financial statements.

POLYAIR INTER PACK INC. - FOURTH QUARTER RESULTS, 2003
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(12 months ended October 31, 2003 and October 31, 2002)
(tabular amounts in thousands of United States dollars, except share amounts) (UNAUDITED)

1. Significant Accounting Policies

These consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended October 31, 2002. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were applied in the consolidated financial statements for the year ended October 31, 2002, except as noted below:

(a) Business combinations and goodwill:

In  September   2001,  the  CICA  issued  Handbook   sections  1581,   "Business
Combinations," and 3062, "Goodwill and Other Intangible Assets." The new standards mandate the purchase method of accountin for business combinations and require that goodwill no longer be amortized but instead be tested forimpairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The company has adopted these new standards as of November 1, 2002 and discontinued the amortization of all existing goodwill. In accordance with the transitional provisions of CICA handbook section 3062, goodwill and other intangible assets, the company has completed the first step of the transitional goodwill impairment test. The result of this test has indicated there is no impairment to the book value of goodwill.

b) Stock -based compensation

Effective November 1, 2002, the Company adopted the new recommendations of The Canadian Institute of Chartered Accountants )"CICA") with respect to the accounting for stock-based compensation and other stock-based payments, using the fair value-based method. The new recommendations were applied to all stock-based payments granted on or after November 1, 2002. The impact of the adoption was not material to the Company's financial position.

c) Foreign Currency translation

A revision to section 1650 of the CICA Handbook eliminated deferral and amortization of foreign currency translation differences resulting from the translation of long-term monetary assets and liabilities denominated in foreign currencies. All such translation differences are now charged directly to income. The Company has adopted this revision effective November 1, 2002, with no impact on the Company's financial position.

2. Acquisition of Atlantic Pools

In May 2003, the Company acquired certain swimming pool and pool equipment assets from Jacuzzi Inc. and Jacuzzi Leisure Products Inc. at a purchase cost of $40.2 million. The results of operations have been consolidated from the date of acquisition. The acquisition is accounted for by the purchase method. The purchase cost was allocated to the fair value of the net assets acquired as follows:


         The fair value of assets acquired was:
---------------------------------------------------------------------------

         Net working capital                                      $41,506
         Other long-term liabilities                               (1,324)
-------------------------------------------------------------------------
Net assets acquired                                               $40,182
=========================================================================

Consideration:
         Cash                                                      32,122
         Convertible note payable                                   5,000
         Acquisition accruals                                       3,246
         Due from vendor                                             (186)
--------------------------------------------------------------------------
                                                                  $40,182
==========================================================================

POLYAIR INTER PACK INC. - FOURTH QUARTER RESULTS, 2003
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3 months and 12 months ended October 31, 2003 and October 31, 2002) (in thousands of United States dollars)

(UNAUDITED)
--------------------------------------------------------------------------------

3. Segmented Information:

The Company manufactures and markets packaging and pool products. The Company operates in the United States and Canada.

By geographic region:
------------------------------------------------------------------------------
                               2003          2002          2003           2002
Sales:
  United States          $ 28,912      $ 29,453       $ 112,825      $ 103,340
  Canada                    5,914         4,788          27,177         16,170
  Europe                    2,774             -           2,774              -
_____________________________________________________________________________
                         $ 37,600      $ 34,241       $ 142,776      $ 119,510
==============================================================================

-----------------------------------------------------------------------
                                                              AS AT
                                            October 31       October 31
                                            2003               2002
----------------------------------------------------------------------
Capital assets and goodwill:
         United States                    $ 24,426           $ 24,884
         Canada                             12,441              7,761
         Corporate                           1,735              1,602
----------------------------------------------------------------------
                                          $ 38,602           $ 34,247
======================================================================

By operating segment:
--------------------------------------------------------------------------------
                                    3 MONTHS ENDED              3 MONTHS ENDED
                                2003          2002           2003         2002
-------------------------------------------------------------------------------
Sales:
     Packaging products       $ 24,953      $ 24,160      $ 89,540     $ 85,324
     Pool Products              12,647        10,081        53,236       34,186
--------------------------------------------------------------------------------
                              $ 37,600      $ 34,241      $142,776     $119,510
================================================================================
Depreciation and amortization:
     Packaging products       $ 1,023       $  1,585       $ 4,292     $  4,296
     Pool products                474            206           868          778
     Corporate                    135            242           765          921
--------------------------------------------------------------------------------
                              $ 1,632        $ 2,033       $ 5,925     $  5,995
================================================================================
Operating profit (loss):
     Packaging products       $ 2,926        $ 2,950       $ 10,684    $ 10,335
     Pool products                441          1,873          3,701       3,758
     Corporate                   (673)        (1,360)        (5,075)     (4,819)
--------------------------------------------------------------------------------
                              $ 2,694        $ 3,463       $  9,310    $  9,274
================================================================================
Capital expenditures:
     Packaging products       $ 1,857        $ 2,071       $  6,947    $  4,385
     Pool products                939            132          1,447         460
     Corporate                    216            105            552         373
--------------------------------------------------------------------------------
                              $ 3,012        $ 2,308       $  8,946    $  5,218
================================================================================


                                                         AS AT
                                          October 31               October 31
                                            2003                      2002
Total assets:
         Packaging products               $ 53,085                  $ 45,191
         Pool products                      39,810                    15,056
         Corporate                           7,713                     7,164
--------------------------------------------------------------------------------
                                          $100,608                  $ 67,411
================================================================================

EARLY WARNING REPORT, JANUARY 27, 2004

REPORT UNDER
NATIONAL INSTRUMENT 62-103

The following information is filed pursuant to the provisions listed above under the applicable securities legislation:

(a)  The name and  registered  address  of the  offeror:

Glencoe Capital, LLC ("Glencoe") 222 West Adams Street Suite 1000 Chicago, IL 60606

(b) The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On January 23, 2004, Glencoe entered into a letter agreement (the "Agreement"), to purchase (the "Offer") an aggregate of 1,827,667 common shares ("Common Shares") of Polyair Inter Pack Inc. ("Polyair") from five shareholders pursuant to an exempt take-over bid. Pursuant to the Agreement, the shareholders have accepted the Offer but completion of the purchase is subject to satisfaction or waiver of certain conditions such as completion of due diligence by Glencoe and the execution of mutually acceptable definitive documentation. Glencoe does not currently own, either directly or indirectly, any Common Shares.

(c) The designation and number or principal amount of securities and the offeror's securityholder percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release.

Pursuant and subject to the terms of the Agreement, Glencoe has the right to acquire 1,298,467 Common Shares currently owned by Consolidated Mercantile Incorporated ("CMI"), 227,500 Common Shares from Cambrelco Inc., 101,200 Common Shares from Henry Schnurbach, and an aggregate of 200,500 Common Shares from two other shareholders for an aggregate of 1,827,667 Common Shares, representing approximately 29.8% of the issued and outstanding Common Shares.

(d) The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in above paragraph over which:

(i) The offeror, either alone or together with joint actors, has ownership and control,

See  (c) above.

After the acquisition by Glencoe, CMI will own 1,427,967 Common Shares, representing 23.3% of the outstanding Common Shares and Mr. Schnurbach will own, or exercise control over, either directly or indirectly, 101,200 Common Shares, representing 1.6% of the outstanding Common Shares. Fred Litwin owns directly 25, 000 Common Shares (in addition to his indirect control over 51.8% of the common shares of CMI). Glencoe, CMI, Fred Litwin and Henry Schnurbach will enter into a shareholders' agreement that will govern certain matters including the voting of the Common Shares held by them. As a result of CMI's continuing voting trust with founding shareholders holding 510,463 Common Shares (not including the Common Shares owned by CMI and Henry Schnurbach), representing 8.3% of the outstanding Common Shares and its rights under the shareholders' agreement, CMI would continue to exercise voting control and consolidate the accounts of Polyair. The shareholders' agreement will also provide for a joint approach to future purchases or dispositions of Common Shares.

(ii) The offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

         Not applicable.

(iii)The offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

(e) The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The transaction was completed privately.

(f) The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Glencoe is acquiring the interest in Polyair for investment purposes. It may decide to acquire additional Common Shares in the future but has no specific intention to do so at this time.

(g) The general nature and the material terms of any agreement other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

In the Agreement, Glencoe and CMI have made a number of representations, warranties and covenants to each other. Completion of the Offer will be subject to the satisfaction or waiver of certain conditions as set forth in (b) above.

See also (d)(i) above.

It is anticipated that the closing will occur on or about February 20, 2004.

(h) The names of any joint actors in connection with the disclosure required by Appendix E to National Instrument 62-103.

None.

(i) In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.

Pursuant to the Offer, Glencoe has offered to purchase 1,827,667 Common Shares for cash consideration of CDN$15.08 per Common Share. The purchase price will be satisfied by the payment of US$11.81 per Common Share, being the US dollar equivalent converted at an agreed exchange rate of CDN$1.2772=US$1.

(j) When applicable, a description of any change in any material facts set out in a previous report under National Instrument 62-103.

Not applicable.


         DATED this 27th day of January, 2004.

                                            GLENCOE CAPITAL, LLC

                                            (Signed)
                                            Douglas Patterson,
                                            Principal

PRESS RELEASE, JANUARY 27, 2004

            CONSOLIDATED MERCANTILE INCORPORATED GLENCOE CAPITAL LLC


                               JOINT PRESS RELEASE


Toronto, Ontario - January 23, 2004 -
Consolidated Mercantile Incorporated
TSX - "CMC" - common  NASDAQ - "CSLMF" - common

CONSOLIDATED MERCANTILE INCORPORATED AND GLENCOE CAPITAL LLC ANNOUNCE JOINT VENTURE IN CONNECTION WITH POLYAIR INTER PACK INC.

Consolidated Mercantile Incorporated ("CMI") and Glencoe Capital LLC, a Chicago-based private equity firm ("Glencoe") announce that they have reached an agreement for CMI to sell 1,298,467 common shares of Polyair Inter Pack Inc. ("PPK") (TSX/Amex: PPK) to Glencoe. The shares to be sold represent approximately 48% of CMI's holdings in PPK and 21% of PPK's outstanding common shares. The sale price will be C$15.08 per share for an aggregate consideration to CMI of C$19,580,882. The parties have agreed to a fixed exchange rate for payment in US dollars. In connection with the transaction, four other shareholders of PPK including Henry Schnurbach, PPK's President, will sell an additional 529,200 common shares of PPK to Glencoe at the same price. PPK's President will retain 50% of his shares and all of his options thus retaining 80% of his fully diluted holdings in PPK. Glencoe does not currently own, either directly or indirectly, any common shares of Polyair. After giving effect to the transaction, CMI and Glencoe will hold approximately 23% and 30% of PPK's outstanding common shares, respectively.

In connection with the transaction, CMI, Glencoe and PPK's President will enter into a shareholder agreement pursuant to which CMI will exercise voting control over their combined positions. Together with CMI's continuing voting trust with founding shareholders, this would mean that CMI would continue to exercise voting control and consolidate the accounts of PPK. The shareholder agreement will also provide for a joint approach to future purchases or dispositions of PPK common shares.

Glencoe, with US$900 million of alternative assets under management, invests in middle-market companies in a variety of sectors. "Glencoe's focus is to make strategic investments in companies with excellent opportunities to grow," said David S. Evans, Chairman of the firm. "Polyair Inter Pack demonstrates that promise".

CMI's President and CEO Fred A. Litwin commented "We are delighted to have Glencoe's participation as we continue to work with and support PPK's existing management team to build on its growth to date".

The transaction is subject to completion of due diligence by Glencoe and the execution of mutually acceptable definitive documentation. It is expected that the transaction will occur on or about February 20, 2004. Glencoe's offer was made by way of private agreement.

Consolidated Mercantile Incorporated is a management holding company which effects its investment strategy through investment in, management of, and merchant banking to its core strategic industries including packaging, swimming pool products, furniture and finance.


"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operations. These forward-looking statements are based on assumptions and external factors, including assumptions relating to product pricing, competitive market conditions, financial data, and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information (and to obtain a copy of the report to be prepared by Glencoe in accordance with Canadian securities laws), please contact:

Stan Abramowitz, Secretary                   Christopher J. Collins
(416) 920-0500                               (312) 795-6300

Consolidated Mercantile Incorporated         Glencoe Capital, LLC
106 Avenue Road                              222 West Adams Street, Suite 1000
Toronto, Ontario M5R 2H3                     Chicago, IL 60606

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        POLYAIR INTER PACK INC.

Date: February 24, 2004                  By:/s/JOHN FOGLIETTA
                                         John Foglietta, Chief Finacial Officer